UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VOLTA INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92873V102

(CUSIP Number)

John Tough

Energize Ventures Fund LP

1 South Wacker Drive, Suite 1120

Chicago, Illinois 60606

(312) 638-8532

Copy to:

Carol Anne Huff

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, Illinois 60601

(312) 558-3203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92873V102

1	NAME OF REPORTING PERSONS John Tough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 242,700 (1)
	8	SHARED VOTING POWER 12,570,574(2)
	9	SOLE DISPOSITIVE POWER 242,700(1)
	10	SHARED DISPOSITIVE POWER 12,570,574(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,570,574(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(3)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 242,700 shares of Volta Class A Common Stock issuable upon the exercise of Volta Options currently exercisable or exercisable within 60 days of October 19, 2021.
(2)	The reported shares include (i) 8,414,566 shares held of record by Energize Ventures Fund LP (“EVF”); (ii) 1,644,107 shares held by Energize Growth Fund I LP (“EGF”), (iii) 1,848,507 shares held by EV Volta SPV LLC (“Volta SPV” and, together with EVF and EGF, the “Funds”) and (iv) 663,394 shares issuable upon exercise of warrants held by EVF. Energize Growth I GP LLC (“Growth GP”) is the managing partner of EGF and Energize Ventures GP LLC (“Ventures GP”) is the managing partner of Volta SPV. John Tough is the Managing Partner of EVF, Growth GP and Ventures GP and may be deemed to share voting and investment power over the shares held of record by the Funds. Mr. Tough disclaims beneficial ownership of the shares held by the Funds except to the extent of his pecuniary interest therein
(3)	All percentages in this Schedule 13D are based on 151,827,204 shares of Volta Class A Common Stock outstanding as of September 15, 2021 as reported in the Issuer’s registration statement on Form S-1 filed on September 20, 2021.

CUSIP No. 92873V102

1	NAME OF REPORTING PERSONS Energize Ventures Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,077,960 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,077,960 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,077,960 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares include (i) 8,414,566 shares held by Energize Ventures Fund LP (“EVF”); and (ii) 663,394 shares issuable upon exercise of warrants held by EVF. John Tough is the Managing Partner of EVF and may be deemed to share voting and investment power over the shares held by EVF. Mr. Tough disclaims beneficial ownership of the shares held by EVF except to the extent of his pecuniary interest therein.
(2)

CUSIP No. 92873V102

1	NAME OF REPORTING PERSONS Energize Growth Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,644,107 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,644,107 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,107 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares are held of record by Energize Growth Fund I LP (“EGF”). Energize Growth I GP LLC (“Growth GP”) is the general partner of EGF. John Tough is the Managing Partner of Growth GP. Each of Growth GP and Mr. Tough may be deemed to share voting and investment power over the shares held by EGF. Growth GP and Mr. Tough each disclaims beneficial ownership of the shares held by EGF except to the extent of their respective pecuniary interests therein.

CUSIP No. 92873V102

1	NAME OF REPORTING PERSONS Energize Growth I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,644,1071)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,644,1071 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,1071(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares are held of record by Energize Growth Fund I LP (“EGF”). Energize Growth I GP LLC (“Growth GP”) is the general partner of EGF and John Tough is the Managing Partner of Growth GP and, as a result, each of Growth GP and Mr. Tough may be deemed to share voting and investment power over the shares held by EGF. Growth GP and Mr. Tough each disclaims beneficial ownership of the shares held by EGF except to the extent of their respective pecuniary interests therein.

CUSIP No. 92873V102

1	NAME OF REPORTING PERSONS EV Volta SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,848,507 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,848,507 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,5071)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares are held of record by EV Volta SPV LLC (“Volta SPV”). Energize Ventures GP LLC (“Ventures GP”) is the general partner of Volta SPV and John Tough is the Managing Partner of Ventures GP. Each of Ventures GP and Mr. Tough may be deemed to share voting and investment power over the shares held by Volta SPV. Ventures GP and Mr. Tough each disclaims beneficial ownership of the shares held by Volta SPV except to the extent of their respective pecuniary interests therein.

CUSIP No. 92873V102

1	NAME OF REPORTING PERSONS Energize Ventures GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,848,507 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,848,507 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,507 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares are held of record by EV Volta SPV LLC (“Volta SPV”). Energize Ventures GP LLC (“Ventures GP”) is the general partner of Volta SPV and John Tough is the Managing Partner of Ventures GP. Each of Ventures GP and Mr. Tough may be deemed to share voting and investment power over the shares held by Volta SPV. Ventures GP and Mr. Tough each disclaims beneficial ownership of the shares held by Volta SPV except to the extent of their respective pecuniary interests therein.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Volta Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 155 De Haro Street, San Francisco, CA 94103.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Energize Ventures Fund LP (“EVF”), (ii) Energize Growth Fund I LP (“EGF”) (iii) Energize Growth I GP LLC (“Growth GP”), (iv) EV Volta SPV LLC (“Volta SPV” and, together with EVF and EGF, the “Funds”), (v) Energize Ventures GP LLC (“Ventures GP”), (vi) John Tough, a natural person (“Tough” and collectively with the Funds, the “Reporting Persons”).

(b) The address of the principal business and/or principal office of the Reporting Persons is 1 South Wacker Drive, Suite 1620 Chicago, Illinois 60606.

(c) Tough is the managing partner of EVF. Growth GP is the general partner of EGF. Ventures GP is the general partner of Volta SPV. Tough is the managing partner of Growth GP and Ventures GP. The Funds purchase, hold and sell securities and other investment products. Growth GP and Ventures GP act as general partners for certain investment funds.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Funds, Growth GP and Ventures GP is organized under the laws of the State of Delaware. Tough is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. On August 26, 2021, pursuant to that certain Business Combination Agreement and Plan of Reorganization, dated as of February 7, 2021 (the “Business Combination Agreement”), by and among Tortoise Acquisition Corp. II (the “Issuer”), Volta Industries, Inc., a Delaware corporation (“Legacy Volta”) and the other parties thereto, the Issuer completed its initial business combination (the “Business Combination”). As a result of the Business Combination, the Issuer changed its name to Volta Industries, Inc.

The consideration for acquiring the securities described herein was an exchange of securities of Legacy Volta.

ITEM 4. PURPOSE OF THE TRANSACTION

The information contained in Item 3. is incorporated herein by reference. John Tough serves as Director of the Issuer. Accordingly, he may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Additionally, the Reporting Persons may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects. The Reporting Persons may review, monitor and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions, the Issuer’s management, competitive and strategic matters, capital structure, liquidity objectives and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Statement.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Class A Common Stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Amended and Restated Registration Rights Agreement

In connection with the closing of the business combination, the Issuer, the Reporting Person and certain other stockholders (the “RRA Holders”) entered into an Amended and Restated Registration Rights Agreement, dated as of August 26, 2021 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed to file a registration statement to register the resale of certain securities of the Issuer held by the RRA Holders within 30 days after the Closing Date. In addition, the RRA Holders are entitled to make up to three demands for registration, excluding short form demands, that the Issuer register shares of Common Stock held by these parties. The Registration Rights Agreement also provides customary “piggy-back” registration rights to such stockholders.

This summary is qualified by the actual terms of the Business Combination Agreement and the Registration Rights Agreement, filed as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement by and among the Reporting Persons.*
2	Business Combination Agreement and Plan of Reorganization, dated as of February 7, 2021, by and among the Company, SNPR Merger Sub I, Inc., SNPR Merger Sub II, LLC, and Volta Industries, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 8, 2021).
3	Amended and Restated Registration Rights Agreement, dated as of August 26, 2021, by and among the Company, Tortoise Sponsor II LLC, Tortoise Ecofin Borrower LLC, and certain other parties (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on September 1, 2021).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2021

ENERGIZE VENTURES FUND LP

By:	John Tough

/s/ John Tough
Name:	John Tough
Title:	Managing Partner

ENERGIZE GROWTH FUND I LP

By:	Energize Growth I GP LLC, General Partner

/s/ John Tough
Name:	John Tough
Title:	Managing Partner

EV Volta SPV LLC

By:	Energize Ventures GP LLC, General Partner

/s/ John Tough
Name:	John Tough
Title:	Managing Partner

ENERGIZE GROWTH I GP LLC

/s/ John Tough
Name:	John Tough
Title:	Managing Partner

ENERGIZE VENTURES GP, LLC

/s/ John Tough
Name:	John Tough
Title:	Managing Partner

/s/ John Tough
John Tough